UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 1, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES SECOND QUARTER

AND SIX MONTH 2006 FINANCIAL AND OPERATING RESULTS

Moscow and New York (September 1, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, with recently acquired operators in Ukraine, Uzbekistan, Tajikistan and Georgia, today announced its financial and operating results for the quarter and six months ended June 30, 2006. During the second quarter of 2006 the Company reported continued growth in new subscribers and improved financial results.

Attachments A, B and C present, respectively, definitions for certain terms used in this press release, the condensed consolidated financial statements of VimpelCom and tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures. Selected financial and operating results are also reported for each of the countries where VimpelCom operates.

Financial and Operating Highlights

•	Net operating revenues reached $1,121.5 million, a year-on-year increase of 45.7%.
•	OIBDA reached $561.6 million, a year-on-year increase of 42.0%.
•	OIBDA margin was 50.1%.
•	Net income totaled $194.9 million, a year-on-year increase of 22.7%.
•	Operating cash flow was $431.9 million, a year-on-year increase of 35.7%.
•	Approximately 51.9 million subscribers as of September 1, 2006 including 4.4 million subscribers in the CIS outside of Russia
•	Strong growth and improved subscriber market share in Kazakhstan.
•	Solid growth in Ukraine after launch of the Beeline brand in April 2006.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said,

“It was a very strong quarter. On the back of continued growth, we achieved all-time records in revenue, OIBDA and net income. For the first time our quarterly revenue exceeded the $1 billion mark. This success underlines our ability to deliver results against strategic priorities.

“In Russia, we focused on revenue growth and on reversing the negative trends in ARPU. We were able to stabilize ARPU via conservative pricing and stimulated usage. ARPU of active subscribers showed year-on-year growth, driving our strong revenue performance.

“In Kazakhstan, our priorities were increasing subscriber market share and usage. In the second quarter alone, we gained 3.6 percentage points in market share. As a result of market expansion and share gains, we recorded exceptionally high revenue growth as well as triple-digit year-on-year growth in OIBDA and net income.

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

“In Ukraine, we are off to a promising start following the launch of our “Beeline” brand in April of this year. As of June 30, 2006, after less than three months of operations, we had almost half a million active subscribers with active subscriber ARPU close to $6. At the same time, we continued our work to improve network coverage and quality and this remains our key operational priority in Ukraine.

“In Uzbekistan and Tajikistan, we are in the process of building-out our networks, integrating operations into the VimpelCom group and preparing for the launch of our brand later this month.

“In addition, we are pleased to note that in July we acquired a GSM license holder in Georgia, and we plan to start full-scale commercial operations there in the beginning of 2007.”

Key Consolidated Operating Indicators

	2Q2006	2Q2005	Change, Y-on-Y	1Q2006	Change, Q-on-Q
Subscribers, end of period (EOP)	50,822,100	35,102,000	44.8%	48,052,800	5.8%
% of prepaid	96.8%	96.5%		96.9%
Churn, quarterly	7.8%	6.7%		8.4%
ARPU (US$)	7.5	7.8	-3.8%	6.6	13.6%
MOU, (min)	114.4	99.2	15.3%	107.8	6.1%
SAC, (US$)	16.3	13.3	22.6%	12.6	29.4%
Key Consolidated Financial Indicators
	2Q2006	2Q2005	Change, Y-on-Y	1Q2006	Change, Q-on-Q
Net operating revenues (US$,000)	1,121,546	769,770	45.7%	936,167	19.8%
including interconnect revenue	84,502	17,560	381.2%	59,720	41.5%
OIBDA (US$, 000)	561,555	395,554	42.0%	482,607	16.4%
OIBDA margin	50.1%	51.4%		51.6%
Gross margin (US$, 000)	920,276	641,632	43.4%	768,298	19.8%
Gross margin percentage	82.1%	83.4%		82.1%
SG&A (US$, 000)	355,031	242,762	46.2%	282,925	25.5%
SG&A percentage	31.7%	31.5%		30.2%
Net income (US$, 000)	194,946	158,844	22.7%	150,223	29.8%
Net income per share (US$)	3.83	3.11		2.94
Net income per ADS (US$)	0.96	0.78		0.74

Strong growth in the second quarter of 2006 resulted in record figures reached in net revenue, OIBDA and net income. At the same time, the modest decline in OIBDA margin as compared with the previous quarter was driven by seasonal and competitive marketing investments as well the growing contribution of the lower margin CIS operations.

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

Investments made in the prior year to support our rapid growth led to approximately 72% year-on-year growth in depreciation and amortization expenses. This resulted in a slower year-on-year growth rate in net income as compared with net revenue and OIBDA.

In the second quarter of 2006, VimpelCom invested approximately $402.3 million for the purchase of long-lived assets.

RUSSIA

	2Q2006	2Q2005	Change, Y-on-Y	1Q2006	Change, Q-on-Q
Net operating revenues (million US$)	1,020.5	725.9	40.6%	871.0	17.2%
including interconnect revenue	63.8	6.9	824.6%	46.8	36.3%
OIBDA (million US$)	529.7	378.6	39.9%	462.3	14.6%
OIBDA margin	51.9%	52.2%		53.1%
Gross margin (US$, 000)	849.4	612.1	38.8%	725.4	17.1%
Gross margin percentage	83.2%	84.3%		83.3%
SG&A (US$, 000)	317.6	230.7	37.7%	260.4	22.0%
SG&A percentage	31.1%	31.8%		29.9%
Net income (million US$)	197.6	156.5	26.3%	155.0	27.5%

ARPU (US$)	7.4	7.6	-2.6%	6.6	12.1%
ARPUACT (active subscribers), (US$)	9.0	8.7	3.4%	7.8	15.4%
MOU (min.)	115.9	100.9	14.9%	110.6	4.8%
MOUACT (active subscribers) (min)	140.7	115.3	22.0%	132.0	6.6%
SAC (US$)	17.5	13.4	30.6%	13.2	32.6%
Subscribers, EOP	46,905,600	33,700,400	39.2%	44,814,000	4.7%
Active subscribers, EOP	38,161,700	29,250,900	30.5%	37,373,400	2.1%
Subscriber market share, EOP	33.4%	34.6%		33.9%

*) Excluding inter-company transactions.

In the Russian market, our continued focus on revenue growth produced a positive response. Substantial increase in usage and positive trends in ARPU resulted in the record revenue, OIBDA and net income figures in the second quarter of 2006.

In connection with the introduction of the CPP (“Calling Party Pays”) regime in Russia from July 1, 2006, we have been revising our charges for interconnection with other operators. The full effect of these changes will be seen in the third quarter results.

SAC went up due to the increase in advertising and marketing expenses and return of net dealer commissions from an exceptionally low level in the previous quarter to a normal figure. The same factors had a depressing effect on the margins as well.

Net income growth rate in Russia in the second quarter of 2006 was behind that of revenue and OIBDA primarily due to approximately 67% year-on-year growth in the depreciation and amortization expenses as a result of ongoing investing activities.

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

KAZAKHSTAN

	2Q2006	2Q2005	Change, Y-on-Y	1Q2006	Change, Q-on-Q
Net operating revenues*) (million US$)	80.1	43.9	82.5%	54.0	48.3%
including interconnect revenue	18.9	10.7	76.6%	12.2	54.9%
OIBDA (million US$)	33.9	16.9	100.6%	21.9	54.8%
OIBDA margin	42.2%	38.6%		40.3%
Gross margin (US$, 000)	55.3	29.5	87.5%	35.5	55.8%
Gross margin percentage	68.9%	67.0%		65.3%
SG&A (US$, 000)	20.2	12.1	66.9%	13.5	49.6%
SG&A percentage	25.2%	27.5%		24.8%
Net income (million US$)	11.0	2.4	358.3%	3.9	182.1%

ARPU (US$)	10.0	11.7	-14.5%	7.8	28.2%
ARPUACT (active subscribers), (US$)	12.6	12.4	1.6%	8.8	43.2%
MOU (min.)	52.4	58.1	-9.8%	40.0	31.0%
MOUACT (active subscribers) (min)	66.3	61.6	7.6%	44.8	48.0%
SAC (US$)	9.3	10.6	-12.3%	6.1	52.5%
Subscribers, EOP	2,880,900	1,401,600	105.5%	2,512,700	14.7%
Active subscribers, EOP	2,204,300	1,356,100	62.5%	2,123,100	3.8%
Subscriber market share, EOP	44.2%	38.2%		40.6%

*) Excluding inter-company transactions.

In Kazakhstan, our investments in network build-out, branding and distribution have paid off and resulted in overall great progress. We made substantial market share gains, and improved all financial indicators. Quarter-on-quarter MOU and ARPU growth was exceptionally high and resulted in record growth in net revenue, OIBDA and net income. Margins also improved due to the new interconnect rules which allow a direct link between mobile operators, bypassing an expensive fixed-line intermediary. The overall financial performance and particularly exceptional growth of net income were helped by an 8% appreciation of the local currency in the second quarter of 2006.

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

UKRAINE

	2Q2006	1Q2006	Change, Q-on-Q
Net operating revenues *) (million US$)	5.8	2.1	176.2%
including interconnect revenue	1.8	0.7	157.1%
OIBDA (million US$)	-11.3	-6.8
Gross margin (US$, 000)	2.3	-0.4
Gross margin percentage	39.0%	-19.0%
SG&A (US$, 000)	13.2	6.4	106.3%
SG&A percentage	223.7%	304.8%
Net income (million US$)	-17.0	-9.5

ARPU (US$)	4.7	2.6	80.8%
ARPUACT (active subscribers), (US$)	5.9	3.4	73.5%
MOU (min.)	137.2	47.3	190.1%
MOUACT (active subscribers) (min)	172.4	60.8	183.6%
SAC (US$)	14.5	30.1	-51.8%
Subscribers, EOP	569,400	278,000	104.8%
Active subscribers, EOP	473,300	144,000	228.7%
Subscriber market share, EOP	1.6%	0.8%

*) Excluding inter-company transactions.

Despite teething problems in our new operations in Ukraine caused by some delays in the supply of network equipment and a tough competitive environment, we made progress in important areas. The new brand and the associated marketing campaign have led to rapid growth in net additions. The Company’s diligent implementation of its growth policy resulted in a high percentage of active subscribers in the network (83.1%) and a relatively strong ARPU given the initial phase of our operations.

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

NEW OPERATIONS

	2Q2006	1Q2006	Change, Q-on-Q
Uzbekistan
Net operating revenues *) (million US$)	15.0	8.9	68.5%
OIBDA (million US$)	9.5	5.2	82.7%
OIBDA margin	63.3%	58.6%
Net income (million US$)	3.6	1.0	260.0%
Subscribers, EOP	451,600	421,400	7.2%
Subscriber market share, EOP	26.7%	31.5%

Tajikistan
Net operating revenues *) (million US$)	0.12	0.18	-33.3%
OIBDA (million US$)	-0.31	-0.05
Net income (million US$)	-0.30	-0.20
Subscribers, EOP	14,600	26,700	-45.3%
Subscriber market share, EOP	5.1%	9.5%

*)	Excluding inter-company transactions.

In Uzbekistan and Tajikistan, in the second quarter of 2006, VimpelCom continued organizational work in order to strengthen staff and prepare the ground for the launch of the “Beeline” brand in September 2006.

The Company’s management will discuss its second quarter 2006 results during a conference call and slide presentation on September 1, 2006 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through September 8, 2006 and September 29, 2006, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with recently acquired operators in Ukraine, Uzbekistan, Tajikistan and Georgia. The VimpelCom Group’s license portfolio covers approximately 237 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Although the second quarter 2006 U.S. GAAP financial statements were approved by the requisite majority of our board, the three directors on our board who were nominated by our shareholder Telenor East Invest AS and who are officers of Telenor or its affiliates voted against approval.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of

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VimpelCom Announces Second Quarter And Six Month 2006 Financial And Operating Results

unforeseen developments from competition, governmental regulation of the wireless telecommunications industries in Russia and the CIS, the implementation of CPP rules in Russia, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall revenues and its subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

-Definitions and tables are attached –

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

Prepaid subscribers are those subscribers who pay for their services in advance.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUACT is ARPU calculated with regard to active subscribers.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

MOUACT is MOU calculated with regard to active subscribers.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Tajikistan and Uzbekistan, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine and Tajikistan, respectively. Subscriber statistics for these countries are taken from reports published by consulting agencies specializing in the telecommunications industry in Russia and the CIS, reports of other mobile operators, or are estimated by the Company.

Attachment B: VimpelCom financial statements and pertinent reconciliation tables

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$ 1,116,152	US$ 760,723	US$ 2,046,302	US$ 1,392,464
Sales of handsets and accessories	5,319	8,056	10,648	16,023
Other revenues	577	991	1,564	1,919

Total operating revenues	1,122,048	769,770	2,058,514	1,410,406
Revenue based tax	(502)	-	(801)	-

Net operating revenues	1,121,546	769,770	2,057,713	1,410,406

Operating expenses:
Service costs	196,374	120,700	359,293	222,603
Cost of handsets and accessories sold	4,896	7,438	9,846	14,481
Selling, general and administrative expenses	355,031	242,762	637,956	466,285
Depreciation	194,845	103,393	365,939	189,727
Amortization	43,148	34,939	84,103	68,568
Provision for doubtful accounts	3,690	3,316	6,456	5,376

Total operating expenses	797,984	512,548	1,463,593	967,040

Operating income	323,562	257,222	594,120	443,366

Other income and expenses:
Interest income	3,491	649	4,883	2,991
Other income	1,691	628	3,795	6,823
Interest expense	(47,419)	(34,681)	(90,592)	(71,598)
Other expenses	(7,738)	(7,606)	(12,315)	(11,846)
Net foreign exchange (loss) gain	20,103	2,160	25,682	(176)

Total other income and expenses	(29,872)	(38,850)	(68,547)	(73,806)

Income before income taxes and minority interest	293,690	218,372	525,573	369,560

Income taxes expense	87,866	59,494	163,744	100,839
Minority interest in net earnings of subsidiaries	10,878	34	14,778	213

Net income before cumulative effect of a change in accounting principle	US$194,946	US$158,844	US$347,051	US$268,508

Cumulative effect of a change in accounting principle	-	-	1,882	-

Net income	US$194,946	US$158,844	US$345,169	US$268,508

Net income per common share	US$3.83	US$3.11	US$6.77	US$5.25

Net income per ADS equivalent	US$0.96	US$0.78	US$1.69	US$1.31

Weighted average common shares outstanding (thousands)	50,913	51,102	50,972	51,116

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2006 (unaudited)	2005
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$ 457,811	US$ 363,646
Trade accounts receivable, net	242,219	144,197
Other current assets	504,326	453,582

Total current assets	1,204,356	961,425

Property and equipment, net	3,584,199	3,211,112
Telecommunication licenses and allocation of frequencies, net	864,114	826,948
Goodwill	651,711	477,495
Other intangible assets, net	215,249	196,356
Other assets	628,433	633,700

Total non-current assets	5,943,706	5,345,611

Total assets	US$7,148,062	US$6,307,036

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	498,190	544,961
Due to related parties	1,865	709
Customer advances and deposits	320,942	317,503
Ruble denominated bonds payable, current portion	-	104,230
Bank loans, current portion	403,711	278,537
Accrued liabilities	187,852	173,412

Total current liabilities	1,412,560	1,419,352

Deferred income taxes	430,515	371,008
Bank loans, less current portion	1,926,278	1,540,043
Accrued liabilities	65,553	47,458

Minority Interest	223,329	188,626

Shareholders’ equity	3,089,827	2,740,549

Total liabilities and shareholders’ equity	US$7,148,062	US$6,307,036

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2006	2005
	(In thousands of US dollars)
Net cash provided by operating activities	US$ 794,808	US$ 533,500
Purchase of property and equipment	(532,422)	(551,177)
Purchase of minority interest in consolidated subsidiary	-	(8,020)
Purchase of intangible assets	(21,275)	(9,361)
Purchase of Unitel, net of cash acquired $8,364	(192,172)	-
Purchase of Buztel, net of cash acquired $88	(60,350)	-
Proceeds from prepayment for sale of minority interest in consolidated subsidiary	-	40,000
Purchase of other assets	(194,529)	(170,550)

Net cash used in investing activities	(1,000,748)	(699,108)

Proceeds from bank and other loans	744,409	384,015
Repayment of bank and other loans	(234,372)	(306,892)
Payments of fees in respect of bank loans	(37,789)	(9,888)
Repayment of rouble denominated bonds	(110,783)	-
Purchase of treasury stock	(38,535)	(18,374)
Repayment of equipment financing obligations	(31,946)	(35,530)

Net cash provided by financing activities	290,984	13,331

Effect of exchange rate changes on cash	9,121	(2,483)

Net increase / (decrease) in cash	94,165	(154,760)
Cash and cash equivalents at beginning of period	363,646	305,857

Cash and cash equivalents at end of period	US$457,811	US$151,097

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$3,536	US$12,628
Utilized part of Ericsson non-cash discount in Ukraine	US$22,161	-
Accounts payable for equipment and other long-lived assets	170,804	160,286
Offset of 2009 Tendered Notes	232,766	-
Accrued debt and equity offering costs	-	-
Operating activities financed by sale of treasury stock	2,783	295
Offset of the capital lease liability with accounts receivable	3,039	928
Acquisitions:
Fair value of assets acquired	150,021	-
Difference between the amount paid and the fair value of net assets acquired	154,061	-
Cash paid for the capital stock	(260,974)	-

Liabilities assumed	(43,108)	-

Attachment C. Reconciliation

Reconciliation of OIBDA (Unaudited)

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	561,555	395,554	482,607
Depreciation	(194,845)	(103,393)	(171,094)
Amortization	(43,148)	(34,939)	(40,955)
Operating income	323,562	257,222	270,558

Reconciliation of OIBDA Margin

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA margin	50.1%	51.4%	51.6%
Less: Depreciation as a percentage of net operating revenue	(17.4%)	(13.4%)	(18.3%)
Less: Amortization as a percentage of net operating revenue	(3.9%)	(4.5%)	(4.4%)
Operating income as a percentage of net operating revenue	28.8%	33.5%	28.9%

Reconciliation of SAC

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Selling, general and administrative expenses	355,031	242,762	282,925
Less: General and administrative expenses	247,291	155,613	205,903
Sales and marketing expenses, including	107,740	87,149	77,022
advertising & marketing expenses	58,563	36,103	36,416
dealers’ commission expense	49,177	51,046	40,606
New gross subscribers,’000	6,592	6,572	6,134
Subscriber Acquisition Cost (SAC) (US$)	16.3	13.3	12.6

Reconciliation of ARPU

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Service revenue and connection fees	1,116,152	760,723	930,150
Less: Connection fees	622	132	404
Less: Revenue from rent of fiber-optic channels	325	269	328
Service revenue used to calculate ARPU	1,115,205	760,322	929,418
Average number of subscribers, ‘000	49,383	32,652	46,803
Average revenue per subscriber per month (US$)	7.5	7.8	6.6
Average number of active subscribers,’000	40,607	28,646	39,258
Average revenue per active subscriber per month (US$)	9.2	8.8	7.9

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	529,704	378,607	462,337
Depreciation	(182,684)	(98,789)	(161,936)
Amortization	(25,657)	(26,280)	(24,977)
Operating income	321,363	253,538	275,424

Reconciliation of OIBDA Margin in Russia

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA margin	51.9%	52.2%	53.1%
Less: Depreciation as a percentage of net operating revenue	(17.9%)	(13.6%)	(18.6%)
Less: Amortization as a percentage of net operating revenue	(2.5%)	(3.6%)	(2.9%)
Operating income as a percentage of net operating revenue	31.5%	35.0%	31.6%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Selling, general and administrative expenses	317,608	230,711	260,398
Less: General and administrative expenses	221,992	147,333	188,439
Sales and marketing expenses, including	95,616	83,378	71,959
advertising & marketing expenses	50,709	33,290	33,704
dealers’ commission expense	44,907	50,088	38,255
New gross subscribers,’000	5,469	6,217	5,459
Subscriber Acquisition Cost (SAC) (US$)	17.5	13.4	13.2

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Service revenue and connection fees	1,014,810	716,955	864,767
Less: Connection fees	622	132	404
Less: Revenue from rent of fiber-optic channels	325	269	328
Service revenue used to calculate ARPU	1,013,863	716,554	864,035
Average number of subscribers,’000	45,803	31,395	43,919
Average revenue per subscriber per month (US$)	7.4	7.6	6.6
Average number of active subscribers,’000	37,733	27,460	36,784
Average revenue per active subscriber per month (US$)	9.0	8.7	7.8

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	33,908	16,947	21,907
Depreciation	(9,363)	(4,604)	(7,672)
Amortization	(9,324)	(8,659)	(8,785)
Operating income	15,221	3,684	5,450

Reconciliation of OIBDA Margin in Kazakhstan

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA margin	42.2%	38.6%	40.3%
Less: Depreciation as a percentage of net operating revenue	(11.7%)	(10.5%)	(14.1%)
Less: Amortization as a percentage of net operating revenue	(11.5%)	(19.7%)	(16.2%)
Operating income as a percentage of net operating revenue	19.0%	8.4%	10.0%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Selling, general and administrative expenses	20,240	12,051	13,504
Less: General and administrative expenses	14,761	8,280	9,693
Sales and marketing expenses, including	5,479	3,771	3,811
advertising & marketing expenses	2,275	2,813	1,768
dealers’ commission expense	3,204	958	2,043
New gross subscribers,’000	588	355	623
Subscriber Acquisition Cost (SAC) (US$)	9.3	10.6	6.1

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Service revenue and connection fees	80,301	44,002	54,382
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	80,301	44,002	54,382
Average number of subscribers,’000	2,681	1,257	2,316
Average revenue per subscriber per month (US$)	10.0	11.7	7.8
Average number of active subscribers,’000	2,120	1,186	2,070
Average revenue per active subscriber per month (US$)	12.6	12.4	8.8

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	(11,259)	n/a	(6,814)
Depreciation	(859)	n/a	(76)
Amortization	(4,909)	n/a	(4,692)
Operating income	(17,027)	n/a	(11,582)

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Selling, general and administrative expenses	13,216	n/a	6,397
Less: General and administrative expenses	7,283	n/a	5,765
Sales and marketing expenses, including	5,933	n/a	632
advertising & marketing expenses	5,312	n/a	632
dealers’ commission expense	621	n/a	0
New gross subscribers,’000	408	n/a	21
Subscriber Acquisition Cost (SAC) (US$)	14.5	n/a	30.1

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
Service revenue and connection fees	5,948	n/a	2,103
Less: Connection fees	0	n/a	0
Less: Revenue from rent of fiber-optic channels	0	n/a	0
Service revenue used to calculate ARPU	5,948	n/a	2,103
Average number of subscribers,’000	424	n/a	268
Average revenue per subscriber per month (US$)	4.7	n/a	2.6
Average number of active subscribers,’000	338	n/a	208
Average revenue per active subscriber per month (US$)	5.9	n/a	3.4

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	9,507	n/a	5,227
Depreciation	(1,902)	n/a	(1,374)
Amortization	(3,113)	n/a	(2,084)
Operating income	4,492	n/a	1,769

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA margin	63.3%	n/a	58.6%
Less: Depreciation as a percentage of net operating revenue	(12.7%)	n/a	(15.4%)
Less: Amortization as a percentage of net operating revenue	(20.7%)	n/a	(23.4%)
Operating income as a percentage of net operating revenue	29.9%	n/a	19.8%

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	June 30, 2006	June 30, 2005	March 31, 2006
OIBDA	(305)	n/a	(50)
Depreciation	(37)	n/a	(37)
Amortization	(145)	n/a	(416)
Operating income	(487)	n/a	(503)

VimpelCom

Presentation of 2Q 2006

Financial and Operating Results

September 1, 2006

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in Russia and the CIS (in terms of subscribers, revenues and operating coverage area), ARPU trends and free cash flow projections. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation with third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the VimpelCom Group is unable to obtain all necessary corporate approvals relating to the business of VimpelCom and its subsidiaries (including approval of funding and specific transactions), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to grow in Russia and the CIS, that Russian operations will be cash flow positive in 2006, that the new CPP regime will not have a material adverse effect on the Company’s results of operations or that the Company will be successful in integrating its acquired CIS operations into the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Welcome Remarks

Alexander Izosimov, Chief Executive Officer

Russia and CIS License Footprint

Ukraine

Population: 47.6 mln. Launched: Nov.2005

Belarus

Population: 10.3 mln.

Russia

Population: 145.2 mln.

Moldova

Population: 4.5 mln.

Georgia

Population: 4.7 mln. Acquired: Jul. 2006

Armenia

Population: 3.0 mln.

Azerbaijan

Population: 8.0 mln.

Turkmenistan

Population: 5.0 mln.

Uzbekistan

Population: 26.0 mln. Launched: Jan. 2006

Tajikistan

Population: 6.8 mln. Launched: Dec. 2005

Kyrgyzstan

Population: 5.2 mln.

Kazakhstan

Population: 15.0 mln. Launched: Sept. 2004

In commercial operation Other licensed regions Unlicensed territories

VimpelCom 2Q2006 Financial Highlights

Revenue, $ mln

+45.7%

Net Income, $ mln

+22.7%

1121.5 890.3 910.4 936.2 769.8

194.9 194.9 158.8 151.7 150.2

2Q 05 3Q 05 4Q 05 1Q 06 2Q 06

2Q 05 3Q 05 4Q 05 1Q 06 2Q 06

OIBDA, $ mln +42.0%

OIBDA Margin, %

482.6 561.6 395.6 450.0 419.7

51.4% 50.5% 46.1% 51.6% 50.1%

2Q 05 3Q 05 4Q 05 1Q 06 2Q 06

2Q 05 3Q 05 4Q 05 1Q 06 2Q 06

Strong Balance Sheet

Assets and Liabilities, $’mln

6,307 7,148 4,780

2,395 1,998 1,581

2004 2005 6M2006

Total Debt

Total Assets

($ mln)	06/ 30/ 06	12/ 31/ 05	12/ 31/ 04

Cash and Cash Equivalents	458	364	306
Total Assets	7,148	6,307	4,780
Total Debt	2,395	1,998	1,581
-Short-term	438	421	190
-Long-term	1,957 1,577		1,391
Shareholders’ Equity	3,090	2,741	2,157

LTM OIBDA*	1,914	1,571	1,027
- LTM Depreciation and amortization**	785	593	353
- LTM Operating Income	1,129	978	674

LTM Interest	166	147	86

Debt/ Equity	0.8	0.7	0.7
Debt/ OIBDA***	1.3	1.3	1.5
OIBDA/ Interest	11.5	10.7	12
Debt/ Assets	0.3	0.3	0.3

*LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM

Depreciation and amortization

LTM stands for “last twelve months” to reporting date

* * Includes Impairment of long-lived assets

* * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

Source: VimpelCom

Net Operating Cash Flow vs CAPEX

101.3%*

79. 4%*

64.8%*

1,559.5

1,539.2

1,635.3

1,242.0

1,298.2

70.3%*

728.0

805.4

511.9

2003 2004 2005 30.06.06LTM

Net Operating Cash Flow Capex

* Net operating cash flow as % of Capex

Operating Highlights: Russia

VimpelCom Subscriber Base in Russia, mln

Subscriber Market Share in Russia

33.7	38.4	43.1	44.8	46.9
4.4	6.2	7.2	7.4	8.7
29.3	32.2	35.9	37.4	38.2

2Q05	3Q05	4Q05		1Q06 2Q06

40%	35%	35%	35%	35%	34%
20%	35%	34%	34%	34%
0%
					33%
	19%	19%	19%	18%	18%
	11%	12%	12%	13%	14%
	2Q05	3Q05	4Q05		1Q06 2Q06

Active Inactive

MTS VimpelCom MegaFon others

ARPU (US$)

MOU (min)

8.7	9.0			9.0
		8.4
			7.8
7.6	7.7			7.4
		7.0	6.6

				140.7
115.3	129.9	131.4	132.0
100.9	111.6	109.5	110.6	115.9

2Q05 3Q05 4Q05 1Q06 2Q06

2Q05 3Q05 4Q05 1Q06 2Q06

ARPU active base ARPU

MOU active base MOU

Financial Highlights: Russia

Net Revenues, $ mln

OIBDA, $ mln

				+40.6%
			871.0	1,020.5
725.9	842.2	859.2
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

+39.9%			462.3	529.7
378.6	431.4	404.1
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

CAPEX, $ mln

CAPEX/ Revenue, LTM

622.6

372.1
297.4
230.8
146.4

2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

56.5%
	47. 5%	49.4%
41. 6%
36.1%

2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

Relative Performance of Major Operators as of 1Q2006

Revenue in Russia, $ mln

460	565	659	704		700
24.6%	25.5%	26.2%	28.0%		28.0%
804	929	1,016	955		930
43.0%	41.8%	40.4%	37.9%		37.2%
606	726	842	859		871
32.4%	32.7%	33.5%	34.1%		34.8%
1Q 05	2Q 05	3Q 05	4Q 05		1Q 06
	VIP	MBT	Megafon	*

Revenue Market Share in Russia, %

50%	43.0%	41.8%	40.4%	37.9%	37.2%
45%	32.4%	32.7%	33.5%	34.1%	34.8%
40%	24.6%	25.5%	26.2%	28.0%	28.0%
35%	1Q 05	2Q 05	3Q 05	4Q 05	1Q 06
30%	25%	20%	VIP	MBT	Megafon*

OIBDA in Russia, $ mln

206	253	324	332		343
415	491	543	428		434
294	379	431	404		462
1Q 05	2Q 05	3Q 05	4Q 05		1Q 06
	VIP	MBT	Megafon	*

OIBDA Margin in Russia, %

55%	51.6%	52.9%	53.4%	53.1%
50%	48.5%	52.1%	51.2%	47.0%		49.0%
45%	44.7%	44.7%	49.1%	47.1%		46.7%
40%				44.8%
	1Q 05	2Q 05	3Q 05	4Q 05		1Q 06

		VIP	MBT	Megafon	*

* Megafon data includes Tajikistan (Megafon Subs in Tajikistan are about 0.3% of the total Megafon subscriber base)

Operating Highlights: Kazakhstan

VimpelCom Subscriber Base in Kazakhstan, mln.

1.4	1.7	2.1	2.5	2.9
0.1	0.04	0.24	0.4	0.7
1.3	1.6	1.8	2.1	2.2
2Q05	3Q05	4Q05	1Q06	2Q06
	Active	Inactive

	Subscriber Market Share in Kazakhstan

80%	60%	62%	60%	56%	52%
60%	37%	36%	37%	41%	44%
40%	3%	2%	3%	3%	4%
20%
0%	2Q05	3Q05		4Q05	1Q06	2Q06

	K’Cell		KarTel		Others

	ARPU	(US$)

12.4	10.8	10.3	8.8	12.6
11.7	10.5	9.1	7.8	10.0
2Q05	3Q05	4Q05		1Q06	2Q06

	ARPU active base ARPU

	MOU (min)

61.6	55.1	49.2	44.8	66.3
58.1	53.5	43.4	40.0	52.4
2Q05	3Q05	4Q05	1Q06	2Q06

	MOU active base MOU

Financial Highlights: Kazakhstan

	Net Revenues, $ mln			+82.5%

43.9	48.1	49.2	54.0	80.1
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

		OIBDA, $ mln
				+100.6%
16.9	18.5	17.0	21.9	33.9
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

		CAPEX, $ mln

34.1	30.9	57.2	35.7	36.5
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

	CAPEX/	Revenue, LTM

80.9%
77. 5%
73. 5%
	67. 0%			69. 3%
2Q 05	3Q 05	4Q 05	1Q 06	2Q 06

Operating and Financial Highlights: Ukraine

	Three months ended
	June 30, 2006	March 31, 2006	Change, Q-on-Q
Ukraine
Net Revenue* (mln., US$)	5.8	2.1	176.2%
OIBDA (mln., US$)	- 11.3	-6.8
Net Income (mln., US$)	-17.0	-9.5
ARPU (US$)	4.7	2.6	80.8%
ARPU ACT (active subscribers), (US$)	5.9	3.4	73.5%
MOU (min.)	137.2	47.3	190.1%
MOU ACT (active subscribers) (min)	172.4	60.8	183.6%
SAC (US$)	14.5	30.1	-51.8%
Subscribers, EOP	569,400	278,000	104.8%
Active subscribers, EOP	473,300	144,000	228.7%
Subscriber market share, EOP**	1.6%	0.8%

* Excluding inter-company transactions

** Source: Company estimates and independent sources

The Rest of the CIS: 2Q2006 Highlights

		Three months ended
	June 30, 2006	March 31, 2006	Change, Q-on-Q
Uzbekistan
Net Revenue* (mln., US$)	15.0	8.9	68.5%
OIBDA (mln., US$)	9.5	5.2	82.7%
OIBDA Margin	63.3%	58.6%
Net Income (mln., US$)	3.6	1.0	260.0%
Subscribers, EOP	451,600	421,400	7.2%
Subscriber Market Share**	26.7%	31.5%
Tajikistan
Net Revenue* (mln., US$)	0.12	0.18	-33.3%
OIBDA (mln., US$)	-0.31	-0.05
Net Income (mln., US$)	-0.30	-0.20
Subscribers, EOP	14,600	26,700	-45.3%
Subscriber Market Share**	5.1%	9.5%

* Excluding inter-company transactions

** Source: Company estimates and independent sources

Summary

Strong Y-o-Y revenue growth of 45.7%.

Robust ARPU growth in Russia in 2Q2006.

OIBDA growth of 42.0% and OIBDA margin of 50.1%.

Highest ever quarterly revenue and OIBDA figures exceeding $1.1 billion and $0.56 billion, respectively.

Exceptionally strong revenue growth and market share gain in Kazakhstan.

Promising start in Ukraine.

Questions and Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom For more information visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

Three months ended

June 30, June 30, March 31,

($ ’000) 2006 2005 2006

Reconciliation of OIBDA to operating income

OIBDA 561,555 395,554 482,607

Impairment loss

Depreciation (194,845) (103,393) (171,094) Amortization (43,148) (34,939) (40,955)

Operating Income 323,562 257,222 270,558

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 50.1% 51.4% 51.6%

Less: Impairment loss Less: Depreciation as % of net operating revenues (17.4%) (13.4%) (18.3%)Less: Amortization as % of net operating revenues (3.9%) (4.5%) (4.4%)

Operating Income 28.8% 33.5% 28.9%

Note: Reconciliation of OIBDA and OIBDA Margin for 3Q and 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of OIBDA and OIBDA Margin in Russia (Unaudited)

Three months ended

June 30, June 30, March 31,

($ ’000) 2006 2005 2006

Reconciliation of OIBDA to operating income

OIBDA 529,704 378,607 462,337

Impairment loss

Depreciation (182,684) (98,789) (161,936) Amortization (25,657) (26,280) (24,977)

Operating Income 321,363 253,538 275,424

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 51.9% 52.2% 53.1%

Less: Impairment loss Less: Depreciation as % of net operating revenues (17.9%) (13.6%) (18.6%) Less: Amortization as % of net operating revenues (2.5%) (3.6%) (2.9%)

Operating Income 31.5% 35.0% 31.6%

Note: Reconciliation of OIBDA and OIBDA Margin for 1Q, 3Q and 4Q of 2005 are represented in respective press-releases for stated quarte can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of OIBDA and OIBDA Margin in Kazakhstan (Unaudited)

Three months ended

June 30, June 30, March 31,

($ ’000) 2006 2005 2006

Reconciliation of OIBDA to operating income

OIBDA 33,908 16,947 21,907

Depreciation (9,363) (4,604) (7,672) Amortization (9,324) (8,659) (8,785)

Operating Income 15,221 3,684 5,450

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 42.2% 38.6% 40.3%

Less: Depreciation as % of net operating revenues (11.7%) (10.5%) (14.1%) Less: Amortization as % of net operating revenues (11.5%) (19.7%) (16.2%)

Operating Income 19.0% 8.4% 10.0%

Note: Reconciliation of OIBDA and OIBDA Margin for 3Q and 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of OIBDA in Ukraine (Unaudited)

	Three months ended
($’000)	June 30, 2006	June 30, 2005	March 31, 2006
	Reconciliation of OIBDA to operating income
OIBDA	(11,259)	n/ a	(6,814)
Depreciation	(859)	n/a	(76)
Amortization	(4,909)	n/a	(4,692)
Operating Income	(17,027)	n/ a	(11,582)

Note: Reconciliation of OIBDA and OIBDA Margin for 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of OIBDA and OIBDA Margin in Uzbekistan (Unaudited)

	Three months ended
($’000)	June 30, 2006	June 30, 2005	March 31, 2006
	Reconciliation of OIBDA to operating income
OIBDA	9,507	n/ a	5,227
Depreciation	(1,902)	n/a	(1,374)
Amortization	(3,113)	n/a	(2,084)
Operating Income	4,492	n/ a	1,769
	Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
OIBDA margin	63.3%	n/ a	58.6%
Less: Depreciation as % of net operating revenues	(12.7%)	n/a	(15.4%)
Less: Amortization as % of net operating revenues	(20.7%)	n/a	(23.4%)
Operating Income	29.9%	n/ a	19.8%

Reconciliation of OIBDA in Tajikistan (Unaudited)

	Three months ended
($’000)	June 30, 2006	June 30, 2005	March 31, 2006
	Reconciliation of OIBDA
OIBDA	(305)	n/ a	(50)
Depreciation	(37)	n/a	(37)
Amortization	(145)	n/a	(416)
Operating Income	(487)	n/ a	(503)

Reconciliation of ARPU (Unaudited)

		Three months ended
	June 30,	June 30,	March 31,
($’000)	2006	2005	2006
	Reconciliation of ARPU to service revenue and connection fees
Service revenue and
connection fees	1,116,152	760,723	930,150
Less: Connection fees	622	132	404
Less: Revenue from rent of
fiber-optic channels	325	269	328
Service revenue used to
calculate ARPU	1,115,205	760,322	929,418
Average number of
subscribers (’000)	49,383	32,652	46,803

ARPU (US$)	7.5	7.8	6.6

Note: Reconciliation of ARPU for 3Q and 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of ARPU in Russia (Unaudited)

		Three months ended
	June 30,	June 30,	March 31,
($’000)	2006	2005	2006

	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection
fees	1,014,810	716,955	864,767
Less: Connection fees	622	132	404
Less: Revenue from rent of fiber-optic
channels	325	269	328
Service revenue used to calculate
ARPU	1,013,863	716,554	864,035
Average number of subscribers (‘000)	45,803	31,395	43,919
ARPU(US$)	7.4	7.6	6.6
Average number of active subscribers (‘000)	37,733	27,460	36,784
ARPU per active subscriber (US$)	9.0	8.7	7.8

Note: Reconciliation of ARPU for 3Q and 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of ARPU in Kazakhstan (Unaudited)

		Three months ended
	June 30,	June 30,	March 31,
($’000)	2006	2005	2006

	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection
fees	80,301	44,002	54,382
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic
channels	0	0	0
Service revenue used to calculate
ARPU	80,301	44,002	54,382
Average number of subscribers (‘000)	2,681	1,257	2,316
ARPU(US$)	10.0	11.7	7.8
Average number of active subscribers (‘000)	2,120	1,186	2,070
ARPU per active subscriber (US$)	12.6	12.4	8.8

Note: Reconciliation of ARPU for 3Q and 4Q of 2005 are represented in respective press-releases for stated quarters, can be found on Vimpelcom’s website www.Vimpelcom.com

Reconciliation of SAC in Ukraine (Unaudited)

		Three months ended
	June 30,	June 30,	March 31,
($’000)	2006	2005	2006

	Reconcilliation of SAC to selling, general and administrative expenses
Selling, general and
administrative expenses	13,216	n/ a	6,397
Less: General and admin.
Expenses	7,283	n/a		5,765
Sales and marketing
expenses, including	5,933	n/ a	632
advertising & marketing
expenses	5,312	n/a		632
dealers’ commission
expenses	621	n/a		0

New Gross subs, ‘000	408	n/ a	21

SAC (US$)	14.5	n/ a	30.1

Reconciliation of ARPU in Ukraine (Unaudited)

	Three months ended
($’000)	June 30, 2006	June 30, 2005	March 31, 2006

	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection
fees	5,948	n/ a	2,103
Less: Connection fees	0	n/a	0
Less: Revenue from rent of fiber-optic channels	0	n/a	0
Service revenue used to calculate ARPU	5,948	n/ a	2,103
Average number of subscribers (’000)	424	n/a	268
ARPU (US$)	4.7	n/ a	2.6
Average number of active subscribers (’000)	338	n/a	208
ARPU per active subscriber (US$)	5.9	n/ a	3.4